EXHIBIT 99.1

Nebius Group N.V. (formerly known as Yandex N.V.) Provides Further Update on Convertible Notes

Amsterdam, September 5, 2024 – As announced on August 7, 2024, and in connection with its 0.75% Convertible Notes due 2025 (the “Notes”), Nebius Group N.V. (formerly known as Yandex N.V.) (“Nebius”) intends to deliver relevant Class A shares to former noteholders as required by a purchase agreement dated as of June 15, 2022, and a series of further purchase agreements entered into in 2022 and 2023 (together, the “Purchase Agreements”), upon receipt of duly executed Permitted Issuance Instructions from Former Noteholders (as such terms are defined in the Purchase Agreements). Today, Nebius provided the following update in relation to the Notes.

As of September 5, 2024, former Noteholders have delivered Permitted Issuance Instructions in respect of an aggregate of approximately 745,000 Class A shares. The crediting of such Class A shares to such former Noteholders is in progress.

Nebius will continue to accept valid and duly executed Permitted Issuance Instructions from Former Noteholders through October 15, 2024. Accordingly, Former Noteholders are urged to contact Georgeson, information agent in connection with the delivery of Class A shares to Former Noteholders, at the phone number or email address below by no later than 5pm ET on October 15, 2024, with any questions and to coordinate the delivery of Permitted Issuance Instructions and of the relevant Class A shares.

Information Agent:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Telephone (toll free): +1.866.461.7210

yandexnv@georgeson.com

Any former holders of Notes that did not enter into a purchase agreement in 2022 or 2023 should contact Investor Relations at the address below.

Further information on the status of the Notes can be found here: hftps://nebius.group/converfible-bonds

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Contacts:

Investor Relations

E-mail: askIR@nebius.com

Disclaimer:

This announcement does not constitute an offer to sell or a solicitation of an offer to buy securities, and there shall be no sale of securities in any jurisdiction in which any offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such jurisdiction. This announcement is not an offer for sale of any securities in the United States. The securities mentioned in this announcement have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons (as such terms are defined in Regulation S under the Securities Act) absent registration or an exemption from the applicable registration requirements of the Securities Act. There will be no public offer of the securities in the United States or in any other jurisdiction.

The distribution of this announcement into certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement is for information purposes only and is not an offer of securities in any jurisdiction.